Exhibit 99.1

GERDAU S.A. Tax ID (CNPJ/MF): 33.611.500/0001-19	METALÚRGICA GERDAU S.A. Tax ID (CNPJ/MF): 92.690.783/0001-09

MATERIAL FACT

Gerdau S.A. and Metalúrgica Gerdau S.A. (“Companies”), in compliance with Article 157, Paragraph 4 of Federal Law 6,404/76, as amended, and Instruction 358/02 issued by the Securities and Exchange Commission of Brazil (“CVM”), as amended, hereby inform their shareholders and the market, as they have been reporting in their Financial Statements, that their subsidiary Gerdau Açominas S.A. (“GACO”) won a lawsuit in which it sought the exclusion of the Tax on Circulation of Goods and Services (“ICMS”) from the PIS and COFINS tax calculation bases (“Decision”).

This final and unappealable Decision in November 18 recognized GACO´s right to recover, by offsetting the undue or excess payments, approximately R$ 952 million (principal plus inflation adjustment). The effect on GACO´s net income, to be recognized in the fourth quarter of 2020 results, after taxes and attorney’s fees, is estimated in R$ 600 million.

For the credit to be used, the amount must be audited and validated through an administrative proceeding by the Brazilian Federal Revenue Service. Following such validation, the Companies estimate that GACO will monetize the credits within 5 (five) years.

The Companies will keep the market and their shareholders informed of further developments in this regard.

São Paulo, November 19, 2020

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Officer